UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EDN

First Quarter
2017

1 CRA 77858
2
3 CLIENTE

Edenor

First Quarter 2017 Page 1

Edenor announces first quarter 2017 results
Stock Information: Ticker: EDN New York Stock Exchange Ratio: 20 Class B = 1 ADR Buenos Aires Stock Exchange	Investor Relations Contacts: Leandro Montero Chief Financial Officer Verónica Gysin Planning and Capital Markets Manager
Tel: +54 (11) 4346 -5231

Buenos Aires, Argentina, May 10, 2017. Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the first quarter of 2017. All figures are stated in Argentine Pesos and have been prepared in accordance with International Financing Reporting Standards (“IFRS”). Solely for the convenience of the reader, Peso amounts as of and for the quarter ended on March 31, 2017 have been translated into U.S. Dollars at the selling price quoted by Banco de la Nación Argentina of AR$ 15.39 per U.S. Dollar.

HIGHLIGHTS

Mandatory Capital Stock Reduction

As of December 31th, 2016, our negative results exceeded 100% of our reserves and more than 50% of our capital stock, therefore, in accordance with Section 206 of the Argentine Corporations Law No. 19,550, we were required to mandatorily reduce our capital stock.

As of the date of this report, in light of the recent completion of the RTI process through Resolution No. 63, enforce as from February 1st, 2017, our board of directors is currently analyzing the impact thereof on our financial position, estimating that the expected future revenues will allow us to revert this situation.  On April 18th, 2017, our shareholders’ meeting decided not to approve the capital stock reduction at that time. However, if this situation remains the same for the first and second quarters of 2017, our board of directors will convene an extraordinary shareholder’s meeting to reconsider the capital stock reduction. As of March 31th, 2017, the company negative retained earnings decreased enough in order to avoid the mandatory Capital Stock Reduction situation.

Corporate Reorganization: Merger of CTLL, EASA & IEASA.

On March 29th, 2017, Electricidad Argentina S.A. (“EASA” - EDENOR´s controlling and majority shareholder) approved, ad referendum of the corresponding shareholder resolutions and the corresponding approvals of the controlling entities, the merger by absorption between Central Térmica Loma de la Lata S.A. (“CTLL”), as merging and surviving company, and EASA and IEASA S.A. (“IEASA”) - EASA’s majority shareholder – as the merged/absorbed companies, which will be dissolved without liquidation. Accordingly, the merger plan was approved as well as the merger consolidated financial statements. Such companies, CTLL and EASA and IEASA, belong to the same group, Pampa Energía S.A., which is their direct and/or indirect controller.

In accordance with the applicable regulations, EDENOR and EASA informed the ENRE and requested the corresponding authorization. As of the date of this press release, the merger process was ongoing.

Ordinary and Extraordinary Shareholders’ Meeting

On April 18th, 2017, the Ordinary and Extraordinary Shareholders’ Meeting of the Company approved the appointment of Carlos Alberto Lorenzetti as Independent Regular Director to replace Ricardo López Antonelli, whose term of office expired on December 31st, 2016. At the same time, Diana Elena Mondino, Santiago Lucas Jonas Aguilar,

First Quarter 2017 Page 2

José María Tenaillon, Ignacio Gustavo Álvarez Pizzo, Juan Martin Monge Varela and Carlos Andrés Rodriguez Lubary were appointed Independent Interim Directors. Likewise, Messrs. Ricardo Torres’ and Gustavo Mariani’s positions as Chairman and Vice president were renewed, respectively. Regarding the Audit Committee, the same members of the precedent fiscal year continued by means of the appointment of Eduardo Llanos, Maximiliano Alejandro Fernández and Lucas Amado as regular members.

The Ordinary and Extraordinary Shareholders’ Meeting approved the “long term incentive plan” addressed to Edenor’s staff with the purpose of keeping and attracting key staff and promoting the highest performance by offering company’s shares to the executive and management levels and other key employees. The plan will be administered and executed by an implementing committee to be composed of three members of the Company’s Executive Committee, which, in April of each year will decide on the implementation of the plan for the respective calendar year and shall issue the corresponding annual granting resolution.

International Centre for Settlement of Investment Disputes (ICSID)

On March 28th, 2017, the Secretary of the International Centre for the Settlement of Investment Disputes (ICSID) registered the discontinuation of the arbitration initiated in August 2003 by EDF International and EASA against the National Government, related to the breach of the concession contract by the latter, as a consequence of the passing of the Public Emergency Law and the reform of the foreign exchange Regime N° 25.561.

The waiver of the claimants was a condition within the Memorandum of Agreement regarding Edenor’s Contractual Renegotiation, which had to be fulfilled after the issuance of the tariff schedule resulting from the Integral Tariff Review process, which was approved by means of Resolution No. 63/17 issued by the National Regulatory Entity for Electricity ("ENRE"), effective as of February 1st 2017.

Likewise, on April 26th, 2017, Edenor was notified that the Ministry of Energy and Mining (“MEyM”) established that the Secretary of Energy (“SEE”), with the participation of the Tariff Policies Coordinating Authority and the ENRE, should stipulate in a 120 day-term the existence of pending obligations up to the effective date of the tariff schedules resulting from the Integral Tariff Review process, and with reference to the Memorandum of Agreement entered into on February 13th, 2006. In such case, the treatment to be given to said obligations should be stated.

ENRE Note 125,248

On March 29th, 2017, through Note No. 125,248, the ENRE established a new methodology for the calculation of fines and penalties, determining that fines must be valued according to the KWh values in effect as of the first day of the semester during which the event giving rise to the penalty occurred or the KWh value in effect as of the day of occurrence of the event in the case of penalties arising from specific events. This change, which was necessary for a more adequate operation of the sanctioning regime, allowed the society to account a positive adjustment to the provision for fines and penalties of Ps. 413.7 million.

Regulatory Framework – Electricity dependents Law

On April 26th, 2017, the Senate passed by unanimous vote a bill created by the Representatives Chamber of Deputies aimed at guaranteeing the free of charge and permanent electricity supply to the individuals designated as electricity dependents who, due to health problems, require medical equipment to avoid life or health risks. The law establishes that the holder of the service or his/her cohabitant registered as “Electricity dependent due to health issues” will be exempted from paying connection rights and shall be granted with a free of charge and special tariff treatment in the supply of electrical energy under National jurisdiction, by the acknowledgment of the total amount of the service billing. To this end, the bill states that the Executive Power will allocate the budget items required.

First Quarter 2017 Page 3

First Quarter 2017 Operating Figures

In millon of Pesos	1° Q 2017	1° Q 2016	% Variation
Revenue from sales	5,366.6	2,990.1	79.5%
Electricity power purchase	(2,533.6)	(1,317.3)	92.3%
Net operating income (loss)	816.6	238.3	242.7%
Net income (loss)	421.4	(125.0)	437.0%

Revenues from sales increased 79.5% to AR$ 5,366.6 million in the first quarter of 2017 compared to AR$ 2,990.1 million in the first quarter of 2016, mainly explained by the tariff increase obtained as from February 1st, 2017 through the completion of the Integral Tariff Revision (RTI), by means of Resolution No. 63/2017.

Volume of energy sold decreased 2.5% to 5,527 GWh in the first quarter of 2017 from 5,666 GWh in the first quarter of 2016, basically due to a fall of 4.0% in small commercial demands and 2% in industrial and wheeling system demands.

Electricity power purchases increased 92.3% to AR$ 2,533.6 million in the first quarter of 2017 compared to AR$ 1,317.3 million in the same period of 2016, mainly due to the growth in the average purchase price of approximately 184% since February 1st, 2017 through Resolution No. 20-E /2017 of the SEE (Secretariat of Electric Energy).

Net operating income increased AR$ 578.4 million amounting a gain of AR$ 816.6 million in the first quarter of 2017 compared to a gain of AR$ 238.3 million in the same period of 2016. This positive result was mainly explained by the RTI tariff recognition of 42% on February 2017, partially offset by the increase in the purchase price mentioned above. As far as operating expenses are concerned, there was an increase of AR$ 333.1 million in salaries attributable to the employee compensation granted during 2017 amounting a total outcome of AR$ 1,066.7, million partially compensated by an AR$ 537.0 million decrease in accrued fines and penalties, due to enforcement of the ENRE Note No. 125,248.

Net income (loss) shows an increase of AR$ 546.4 million, amounting a gain of AR$ 421.4 million in the first quarter of 2017, compared to a loss of AR$ 125.0 million in the same period of 2016, mainly due to the operating results explained above and to a lower loss of AR$ 401.3 million in financial results caused by a lower exchange rate difference.

Adjusted EBITDA

Adjusted EBITDA has increase to a gain of AR$ 611.1 million in the first quarter ended March 31, 2017, compared to a gain of AR$ 674.0 million in the same period of 2016.

In millon of Pesos	1° Q 2017	1° Q 2016
Net operating income before resolution 32/15	816.6	(274.3)
Depreciation of property, plant and equipment	97.5	81.9
EBITDA	914.1	(192.4)
Resolution 32/15 recognition and others(1)	-	512.6
Penalties adjustments(2)	(332.8)	336.2
Commercial Interests	29.8	17.7
Adjusted EBITDA	611.1	674.0
(1) Includes additional income under this resolution and PUREE funds.
(2) Includes retroactive adjustments required by Notes No. 120,151 (apr. 16') & 125,248 (feb. 17').

First Quarter 2017 Page 4

Operating Expenses

The following table sets forth the main transmission and distribution, selling and administrative expenses:

In millon of Pesos and %	Transmission and distribution expenses			Selling expenses			Administrative expenses			Total expenses
	1° Quarter		% Variation	1° Quarter		% Variation	1° Quarter		% Variation	1° Quarter		% Variation
	2017	2016		2017	2016		2017	2016		2017	2016
Salaries, social security taxes	768.9	542.7	40%	131.2	84.0	56%	141.5	86.2	64%	1,041.5	712.9	46%
Pensions Plans	18.6	15.7	20%	3.2	2.4	30%	3.4	2.5	37%	25.2	20.6	22%
Communications expenses	5.5	6.5	-20%	41.4	16.4	152%	3.1	0.9	253%	50.0	23.9	110%
Allowance for the impairment of trade and other receivables	0.0	0.0	0%	50.4	10.7	372%	0.0	0.0	0%	50.4	10.7	372%
Supplies consumption	49.7	70.3	-30%	0.0	0.0	0%	10.7	8.9	20%	60.4	79.2	-24%
Leases and insurance	0.1	0.1	-10%	0.0	0.0	0%	24.7	19.6	26%	24.8	19.7	25%
Security service	17.6	2.7	560%	0.2	0.1	N/A	19.1	26.8	-29%	37.0	29.6	25%
Fees and remuneration for services	148.8	94.3	60%	114.8	87.5	31%	108.4	69.1	57%	372.0	251.0	48%
Public relations and marketing	0.0	0.0	0%	0.0	0.0	0%	3.8	2.8	35%	3.8	2.8	35%
Advertising and sponsorship	0.0	0.0	0%	0.0	0.0	0%	1.9	1.4	35%	1.9	1.4	35%
Reimbursements to personnel	0.0	0.2	-100%	0.0	0.0	-90%	0.1	0.1	14%	0.2	0.4	-63%
Depreciation of property, plant and equipment	80.2	65.5	20%	12.7	12.4	2%	4.6	4.1	13%	97.5	81.9	19%
Directors and Supervisory Committee members’ fees	0.0	0.0	0%	0.0	0.0	0%	2.9	1.3	121%	2.9	1.3	121%
ENRE penalties	-41.7	526.7	N/A	90.1	58.7	N/A	0.0	0.0	0%	48.4	585.4	N/A
Taxes and charges	0.0	0.0	0%	54.8	15.6	250%	4.6	3.1	47%	59.3	18.7	217%
Other	0.1	0.1	-20%	0.0	0.0	-26%	0.6	1.8	-66%	0.7	1.9	-63%
Total	1,047.8	1,324.8	-21%	498.6	288.0	73%	329.4	228.7	44%	1,875.9	1,841.5	2%

Sales

The following table shows our energy sales by customer´s category (in GWh) and its number of clients:

In Gwh and %	Energy sales					Customers
	1th Quarter 2017		1th Quarter 2016		% Variation	At 03/31/2017	At 03/31/2016	% Variation
	Gwh	%	Gwh	%
Residential	2,391	43.3%	2,397	42.3%	(0.2%)	2,510,825	2,472,349	1.6%
Small commercial	454	8.2%	473	8.3%	(4.0%)	327,423	327,850	(0.1%)
Medium commercial	482	8.7%	491	8.7%	(1.7%)	34,972	34,383	1.7%
Industrial	959	17.4%	977	17.2%	(1.8%)	6,861	6,753	1.6%
Wheeling System	997	18.0%	1,062	18.7%	(6.1%)	712	715	(0.4%)
Others
Public lighting	152	2.7%	155	2.7%	(1.9%)	21	21	0.0%
Shantytowns and others	91	1.7%	111	2.0%	(18.0%)	411	409	0.5%
Total	5,527	100%	5,666	100%	-2.5%	2,881,225	2,842,480	1.4%

Capital Expenditures

Edenor’s capital expenditures during the first quarter of 2017 totaled AR$ 760.4 million, compared to AR$ 628.8 million in the first quarter of 2016.

Our capital expenditures in the first quarter of 2017 mainly consisted of the following:

         •            AR$ 74.5 million in new connections;

         •            AR$ 531.2 million in grid enhancements;

         •            AR$55.2 million in network maintenance and improvements;

         •            AR$ 3.9 million in legal requirements;

         •            AR$ 48.1 million in communications and telecontrol;

         •            AR$ 47.5 million of other investment projects.

First Quarter 2017 Page 5

For the three-month period ended March 31, 2017, our Capital Expenditures totalized to AR$ 759.2 million compared to AR$ 628.8 million in 2016, including capitalized costs in property, plant and equipment.

Energy Losses

In the first quarter of 2017 energy losses increased to 16.2% compared to 14.5% in the same period of 2016.

Indebtedness

As of March 31, 2017, the outstanding principal amount of our dollar denominated financial debt is US$ 176.4 million of Senior Notes due 2022, of which US$ 0.3 million are held by the Company.

First Quarter 2017 Page 6

About EDENOR

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos). Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 8.0 million people and an area of 4,637 sq. km.  In 2016, Edenor sold 22,253 GWh of energy and purchased 26,838 GWh (including wheeling System demands), with net sales of approximately AR$ 13 billion and net loss of AR$ 1,188.6 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Edenor S.A.

6363 Del Libertador Avenue, 4th Floor

(C1428ARG) Buenos Aires, Argentina

Fax: 5411.4346.5358

investor@edenor.com

www.edenor.com

Conference Call Information

There will be a conference call to discuss Edenor’s quarterly results on Friday, May 12, 2017, at 11:00 p.m. Buenos Aires time / 10:00 a.m. New York time. For those interested in participating, please dial + 1(844) 854 - 4411 in the United States or, if outside the United States, +1(412) 317-5481 or 0-800-444-2930 in Argentina. Participants should use conference ID Edenor and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

For additional information on the Company please access: www.edenor.com; www.cnv.gob.ar

First Quarter 2017 Page 7

Condensed Interim Statements of Financial Position

 as of March 31, 2017 and December 31, 2016

In million of US Dollars and Argentine Pesos	03.31.2017	03.31.2017	12.31.2016
	US$	AR$	AR$

ASSETS

Non-current assets
Property, plant and equipment	770.4	11,857.2	11,197.0
Interest in joint ventures	0.0	0.4	0.4
Deferred tax asset	70.8	1,089.4	1,019.0
Other receivables	3.2	49.5	50.5
Financial assets at accrued cost	-	-	44.4
Total non-current assets	844.5	12,996.5	12,311.4

Current assets
Inventories	17.2	264.0	287.8
Other receivables	11.8	180.9	179.3
Trade receivables	298.4	4,592.6	3,901.1
Financial assets at fair value through profit or loss	105.4	1,622.1	1,993.9
Financial assets at accrued cost	3.0	45.8	1.5
Cash and cash equivalents	4.5	68.7	258.6
Total current assets	440.2	6,774.1	6,622.2

TOTAL ASSETS	1,284.6	19,770.7	18,933.5

Financial tables have been converted into U.S. dollars at a rate of AR$. 15.39 per dollar, the selling rate as of March 31, 2017, solely for the convenience of the reader.

First Quarter 2017 Page 8

Condensed Interim Statements of Financial Position

as of March 31, 2017 and December 31, 2016

In million of US Dollars and Argentine Pesos	03.31.2017	03.31.2017	12.31.2016
	US$	AR$	AR$
EQUITY

Share capital	58.4	898.7	897.0
Adjustment to share capital	26.0	399.5	397.7
Additional paid-in capital	3.0	45.8	3.5
Treasury stock	0.5	7.8	9.4
Adjustment to treasury stock	0.6	8.6	10.3
Statutory reserve	4.8	73.3	73.3
Voluntary reserve	11.4	176.1	176.1
Other reserves	-	-	20.3
Other comprehensive loss	(2.4)	(37.2)	(37.2)
Accumulated losses	(49.9)	(767.3)	(1,188.6)
TOTAL EQUITY	52.3	805.2	361.8

LIABILITIES
Non-current liabilities

Trade payables	15.4	236.6	232.9
Other payables	340.6	5,241.4	5,103.3
Borrowings	174.3	2,682.5	2,769.6
Deferred revenue	13.0	199.8	200.0
Salaries and social security payable	6.5	99.6	94.3
Benefit plans	18.4	283.6	266.1
Income tax payable, net	19.9	305.5	-
Tax liabilities	0.0	0.4	0.7
Provisions	24.6	377.8	341.4
Total non-current liabilities	612.6	9,427.2	9,008.3

Current liabilities
Trade payables	463.6	7,135.2	6,821.1
Other payables	9.3	143.6	134.8
Borrowings	7.7	118.2	53.7
Deferred revenue	0.0	0.8	0.8
Salaries and social security payable	55.1	847.6	1,032.2
Benefit plans	2.2	33.4	33.4
Income tax payable, net	9.3	142.7	155.2
Tax liabilities	65.8	1,012.1	1,244.5
Provisions	6.8	104.8	87.9
Total current liabilities	619.8	9,538.3	9,563.4
TOTAL LIABILITIES	1,232.3	18,965.5	18,571.7
		-	-
TOTAL LIABILITIES AND EQUITY	1,284.6	19,770.7	18,933.5

Financial tables have been converted into U.S. dollars at a rate of AR$. 15.39 per dollar, the selling rate as of March 31, 2017, solely for the convenience of the reader.

First Quarter 2017 Page 9

Condensed Interim Statements of Comprehensive Income (Loss)

for the three-month periods ended March 31, 2017 and 2016.

In millon of US Dollars and Argentine Pesos	03.31.2017	03.31.2017	03.31.2016
	US$	AR$	AR$

Continuing operations
Revenue from sales	348.7	5,366.6	2,990.1
Electric power purchases	(164.6)	(2,533.6)	(1,317.3)
Subtotal	184.1	2,833.1	1,672.8
Transmission and distribution expenses	(68.1)	(1,047.8)	(1,324.8)
Gross loss	116.0	1,785.2	348.0
Selling expenses	(32.4)	(498.6)	(288.0)
Administrative expenses	(21.4)	(329.4)	(228.7)
Other operating expense, net	(9.1)	(140.6)	(105.6)
Operating loss before higher costs recognition and SE Resolution 32/15	53.1	816.6	(274.3)
Income recognition on account of the RTI - SE Resolution 32/15	-	-	431.0
Higher costs recognition - SE Resolution 250/13 and subsequents Notes	-	-	81.5
Operating profit (loss)	53.1	816.6	238.3
Financial income	3.9	59.4	26.1
Financial expenses	(22.6)	(348.5)	(343.6)
Other financial expense	8.4	128.9	(133.2)
Net financial expense (income)	(10.4)	(160.1)	(450.7)
(Loss) Profit before taxes	42.7	656.5	(212.5)

Income tax	(15.3)	(235.1)	87.4
(Loss) Profit for the period from continuing operations	27.4	421.4	(125.0)

Basic and diluted (loss) earnings per share:
Basic and diluted (loss) earnings per share from continuing operations	0.03	0.47	(0.14)

Financial tables have been converted into U.S. dollars at a rate of AR$. 15.39 per dollar, the selling rate as of March 31, 2017, solely for the convenience of the reader.

First Quarter 2017 Page 10

Condensed Interim Statements of Cash Flows

for the three-month periods ended March 31, 2017 and 2016

In millon of US Dollars and Argentine Pesos	03.31.2017	03.31.2017	03.31.2016
	US$	AR$	AR$

Cash flows from operating activities
(Loss) Profit for the period	27.4	421.4	(125.0)
Adjustments to reconcile net (loss) profit to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	6.3	97.5	81.9
Amortización de activos intangibles	0.2	2.7	1.0
Net accrued interest	18.7	288.3	316.8
Exchange differences	(4.8)	(73.9)	327.4
Income tax	15.3	235.1	(87.4)
Allowance for the impairment of trade and other receivables, net of recovery	3.3	50.4	10.7
Adjustment to present value of receivables	0.0	0.1	(0.3)
Provision for contingencies	4.3	66.3	60.1
Other expenses - FOCEDE	-	-	14.0
Changes in fair value of financial assets	(3.8)	(58.3)	(198.8)
Accrual of benefit plans	1.6	25.2	20.6
Higher costs recognition - Resolution 32/15 of the SE.	-	-	(81.5)
Net gain from the repurchase of Corporate Notes	-	-	(0.0)
Income from non-reimbursable customer contributions	(0.0)	(0.2)	(0.2)
Constitution of the reserve for the share compensation plan	1.4	22.0	-

Changes in operating assets and liabilities:
Increase (Decrease) in trade receivables	(45.4)	(699.1)	(1,399.9)
Decrease (Increase) in other receivables	0.7	10.0	805.5
Decrease (Increase) in inventories	1.5	23.8	18.1
Increase (Decrease) in deferred revenue	-	-	13.8
Increase (Decrease) in trade payables	9.3	143.5	237.4
Decrease (Increase) in salaries and social security taxes payable	(11.7)	(179.3)	(152.6)
Decrease (Increase) in benefit plans	(0.5)	(7.7)	(8.8)
Increase (Decrease) in tax liabilities	(16.0)	(246.3)	103.6
Increase (Decrease) in other payables	2.0	31.5	538.8
Net decrease in provisions	(0.8)	(12.9)	(11.2)
Net cash flows provided by operating activities	9.1	139.9	483.8

Financial tables have been converted into U.S. dollars at a rate of AR$. 15.39 per dollar, the selling rate as of March 31, 2017, solely for the convenience of the reader.

First Quarter 2017 Page 11

Condensed Interim Statements of Cash Flows

for the three-month periods ended March 31, 2016 and 2015

(Continued)

In million of US Dollars and Argentine Pesos	03.31.2017	03.31.2017	03.31.2016
	US$	AR$	AR$

Cash flows from investing activities
Acquisitions of property, plant and equipment	(48.3)	(742.9)	(428.0)
Collection for sale of financial assets at fair value	25.4	390.3	47.4
Payment for purchase of financial assets at fair value	(35.5)	(546.5)	(41.7)
Net (payment for) collection of purchase / sale of financial assets at fair value	37.1	570.8	(14.1)
Collection of receivables from sale of subsidiaries	0.1	1.6	2.0
Net cash flows used in investing activities	(21.2)	(326.7)	(434.3)

Cash flows from financing activities
Payment of principal on loans	-	-	(4.5)
Net cash flows used in financing activities	-	-	(4.5)

Net (decrease) / increase in cash and cash equivalents	12.1	186.8	44.9

Cash and cash equivalents at the beginning of year	16.8	258.6	129.0
Exchange differences in cash and cash equivalents	(0.2)	(3.1)	(2.6)
Net (decrease) / increase in cash and cash equivalents	(12.1)	(186.8)	44.9
Cash and cash equivalents at the end of period	4.5	68.7	171.3

Financial tables have been converted into U.S. dollars at a rate of AR$. 15.39 per dollar, the selling rate as of March 31, 2017, solely for the convenience of the reader.

First Quarter 2017 Page 12

Condensed Interim Statements of Cash Flows

 for the three-month periods ended March 31, 2017 and 2016

 (Continued)

In millon of US Dollars and Argentine Pesos	03.31.2017	03.31.2017	03.31.2016
	US$	AR$	AR$

Supplemental cash flows information
Non-cash operating, investing and financing activities

Financial costs capitalized in property, plant and equipment	(4.2)	(65.1)	(61.7)
Acquisitions of property, plant and equipment through increased trade payables	(10.3)	(158.1)	(139.2)

Financial tables have been converted into U.S. dollars at a rate of AR$. 15.39 per dollar, the selling rate as of March 31, 2017, solely for the convenience of the reader.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 11, 2017